 Exhibit (a)(1)(iv)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
GOODRICH PETROLEUM CORPORATION
at
$23.00 per Share
Pursuant to the Offer to Purchase dated November 24, 2021
by
PALOMA VI MERGER SUB, INC.,
a wholly owned subsidiary of
PALOMA PARTNERS VI HOLDINGS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M. MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 23, 2021 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 22, 2021), UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

November 24, 2021
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Paloma VI Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Paloma Partners VI Holdings, LLC, a Delaware limited liability company (“Paloma”), to act as information agent in connection with Purchaser’s offer to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Goodrich Petroleum Corporation, a Delaware corporation (“Goodrich”), that are issued and outstanding at a price of $23.00 per Share, in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

On November 21, 2021, the board of directors of Goodrich (the “Goodrich Board”) unanimously (i) determined that the Merger Agreement and the Transactions (as defined below), are in the best interests of, and advisable to, Goodrich and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger (defined below), (iii) resolved that the Merger be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that Goodrich’s stockholders tender their Shares into the Offer.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 15 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.   The Offer to Purchase;

2.   The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included IRS Form W-9;
3.   A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents are not immediately available or cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) by the Expiration Time or if the procedure for book-entry transfer cannot be completed by the Expiration Time (the “Notice of Guaranteed Delivery”);
4.   A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and
5.   A return envelope addressed to the Depositary for your use only.
We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 A.M. midnight, New York City time, on December 23, 2021 (one minute after 11:59 P.M., New York City time, on December 22, 2021), unless the Offer is extended.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 21, 2021 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Goodrich, Paloma and Purchaser, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth therein, Goodrich will be merged with and into Purchaser (the “Merger”), with Purchaser continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Paloma. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Paloma, Purchaser or certain of their affiliates and Shares held in treasury by Goodrich or by any of its wholly owned subsidiaries (in each case, other than any such Shares held in a fiduciary capacity or otherwise on behalf of third parties), which Shares (including Shares accepted for purchase by the Purchaser pursuant to the Offer) will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.
On November 21, 2021, the Goodrich Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (collectively, the “Transactions”), are in the best interests of, and advisable to, Goodrich and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) resolved that the Merger be effected pursuant to Section 251(h) of the DGCL and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that Goodrich’s stockholders tender their Shares into the Offer.
Contemporaneously with the execution and delivery of the Merger Agreement, certain stockholders of Goodrich (the “Supporting Stockholders”) entered into Tender and Support Agreements with Paloma and Purchaser pursuant to which each such person agreed, among other things, to tender all of the Shares beneficially owned by such person in the Offer. After giving effect to the conversion of the 13.50% convertible second lien senior secured notes due 2023 owned by one of the Supporting Stockholders (who has agreed to convert its Convertible Notes and tender, pursuant to the Offer, the Shares issued upon conversion), the Supporting Stockholders and Paloma own, in the aggregate, a majority of the outstanding Shares.
For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfers, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
You may contact us with questions and requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials at the address and telephone number set forth on the back cover of the Offer to Purchase.
Very truly yours,
D.F. King & Co., Inc.
Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, Paloma, Goodrich, us or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.